Exhibit 12.1

THE VALSPAR CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Fiscal Year Ended
	Six Months Ended May 1, 2015	October 31, 2014	October 25, 2013	October 26, 2012	October 28, 2011	October 29, 2010
Earnings
Net Income (Loss) Before benefit for income taxes	275,980	491,882	423,795	417,224	(103,154)	319,197
Plus: Fixed Charges per below	42,707	79,159	77,811	83,445	76,744	67,967

Total Earnings (Loss)	318,687	571,041	501,606	500,669	(26,410)	387,164

Fixed Charges
Interest on Debt	34,874	61,338	59,978	62,274	60,283	56,696
Amortization of Debt Expense	2,489	6,646	5,458	5,185	1,093	1,369
Interest on Rental Expense	5,343	11,176	12,375	15,986	15,369	9,902

Total Fixed Charges	42,707	79,159	77,811	83,445	76,744	67,967

Ratio Earnings to Fixed Charges	7.5	7.2	6.4	6.0	N/A	5.7

Deficiency of Earnings Available to Cover Fixed Charges	—	—	—	—	(103,154)	—